15025507

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

3/18

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 042967

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INNOVA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3703 WOODSMAN COURT
(No. and Street)

SUITLAND (City) MARYLAND (State) 20746-1376 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIC H. POOKRUM, ESQ. 301.967.7368
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARD RICHARDSON, Jr., C.P.A.
(Name – *if individual, state last, first, middle name*)

15565 NORTHLAND DRIVE, SUITE 508 West, SOUTHFIELD, MICHIGAN 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 09 2015
REGISTRATIONS BRANCH
12

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 3/9

OATH OR AFFIRMATION

I, ERIC H. POOKRUM, ESQ., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INNOVA SECURITIES, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Eric H Pookrum

Signature

Chairman & CEO

Title

P.G. County, State of Maryland

Jacquelin L. Davenport

Notary Public

Commission Expires: May 14, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INNOVA SECURITIES, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2014

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Innova Securities, Inc.
3703 Woodsman Court
Suitland , MD 20746-1376

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Innova Securities, Inc. as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Innova Securities, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innova Securities, Inc. as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Innova Securities, Inc. financial statements. The Net Capital Computation is the responsibility of Innova Securities, Inc. 's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all

material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

INNOVA Securities, Inc.
BALANCE SHEET
As of December 31, 2014

ASSETS

CURRENT ASSETS	
Cash in Bank(s)	9,197.68
CRD Deposit	1,205.21
Accounts Receivable	120.00
Total Current Assets	10,522.89
PROPERTY & EQUIPMENT	-
TOTAL ASSETS	10,522.89

The footnotes are an integral part of the financial statements

INNOVA Securities, Inc.
BALANCE SHEET
As of December 31, 2014

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts Payable	1,500.00
Total Current Liabilities	1,500.00
LONG-TERM LIABILITIES	0.00
sub-total	1,500.00
Total Liabilities	1,500.00
STOCKHOLDER'S EQUITY	
Additional Paid in capital	402,422.33
Common Stock	200.00
Preferred Stock	22.00
Retained Earnings	-394,158.13
Net Income	536.69
Total Stockholder's Equity	9,022.89
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**10,522.89**

The footnotes are an integral part of the financial statements

Innova Securities, Inc.
STATEMENT OF INCOME

		12 Months Ended December 31, 2014
Revenues		
Commissions Earned	$	8,183.64
Other Income		1,205.21
Total Revenues		9,388.85
Operating Expenses		
Floor brokerage, exchange, and c		4,620.19
Communications and data proces		438.08
Other expenses		3,793.89
Total Operating Expenses		8,852.16
Operating Income (Loss)		536.69
Net Income (Loss)	$	536.69

The footnotes are an integral part of the financial statements.

INNOVA Securities, Inc.
STATEMENT OF RETAINED EARNINGS

	12 months Ended December 31, 2014
Beginning of Period	**(394,158.13)**
Plus: Net Income	**536.69**
Less: Dividends paid	**0.00**
Less: Prior Period Adjustment	**0.00**
RETAINED EARNINGS END OF PERIOD	**(393,621.44)**

The footnotes are an integral part of the financial statements

INNOVA Securities, Inc.
2014 STATEMENT OF CASH FLOWS
For the 12 months ended December 31, 2014

	2014
OPERATING ACTIVITIES	
Net Income	536.69
Adjustments to reconcile Net Income to net cash provided by operations:	
11000 · Net CRD Deposit/rebate	0.46
1551000 · Commission Receivable - UBS	3,195.00
2190000 · Other A/P and Accrued Expenses	-3,750.00
Net cash provided by Operating Activities	-17.85
Net cash increase for period	-17.85
Cash at beginning of period	9,215.53
Cash at end of period	**9,197.68**

The footnotes are an integral part of the financial statements

INNOVA SECURITIES, INC.
Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

	Contributed Capital	Accumulated Income	Total Member's Equity
Balance at January 1, 2014	$ -	$ -	$ (394,158)
Net Income for the year ended December 31, 2014	-	-	537
Member Contributions	-	-	-
Member Distributions	-	-	-
Prior Period Adjustment	-	-	-
Balance at December 31, 2014	$ -	$ -	$ (393,621)

The footnotes an are integral part of the financial statements.

INNOVA SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
AT DECEMBER 31, 2014

Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company is a registered broker/dealer of securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA).

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment - Depreciation is computed using primarily the straight-line method calculated to amortize the cost of the assets over their estimated useful lives. At December 31, 2014, all of the fixed assets ($15,060) were fully depreciated.

Revenue Recognition - Commission revenues are recognized on a trade date basis.

Income Taxes - Federal and state income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109. The provision for deferred federal and state income tax expense or benefit represents the net change during the year in the Company's deferred federal and state income tax assets or liabilities.

Deferred federal and state income tax assets (based on current tax laws) represent the amount of federal and state taxes recoverable in future years resulting from future net tax deductions arising from temporary differences in the reporting of certain types of income and expense items for financial statement and for income tax purposes.

Deferred federal and state income tax liabilities represent the amount of taxes payable in future years (based on current tax laws) resulting from future net taxable amounts arising from temporary differences in the reporting of certain types of income and expense items for financial statement and for income tax purposes.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or

expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

Concentrations of Credit Risk - Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. The Company's accounts receivable are primarily due from securities broker/dealers.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $7,818, which was $2,818 over of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .20 to 1.

NOTE 3 - OTHER REGULATORY REQUIREMENTS

The Company does not hold any funds or securities for the accounts of customers and clears all its customers' transactions through another broker-dealer on a fully disclosed basis. It is therefore exempt for the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

NOTE 4 - STOCKHOLDERS' EQUITY

Preferred Stock - The Company has 500 shares of $1 par restricted non-voting preferred stock authorized. There are 22.22 shares issued and outstanding.

Common Stock - The Company has 8,000 shares of $1 par common stock authorized with 200 shares issued and outstanding.

NOTE 5 - PROFIT-SHARING- RETIREMENT PLAN

The Company has in effect a contributory, incentive profit-sharing retirement plan for all eligible employees. Company contributions to the plan are at the discretion of the Board of Directors, but may not exceed the maximum allowable deduction permitted under the Internal Revenue Code at the time of the contribution. The Company did not make a contribution to the plan for the year ended December 31, 2014.

While the Company expects to continue the plan indefinitely, it has reserved the right to modify, amend or terminate the plan. In the event of termination, the entire amount contributed under the plan must be applied to the payment of benefits to the participants or their beneficiaries.

NOTE 6 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 16, 2015, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

General Assessment Reconciliation

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*********2003*********************MIXED AADC 220
042967 FINRA DEC
INNOVA SECURITIES INC
3703 WOODSMAN CT
SUITLAND MD 20746-1376

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Eric Pookrum, 301.967.7368

2. A. General Assessment (item 2e from page 2)		$ 14
B. Less payment made with SIPC-6 filed (exclude interest)		(7)
Date Paid		
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		7
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 7
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 7	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

INNOVA Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28th day of January, 2015

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2014** and ending **12/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	8,183
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2,512
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	2,512
2d. SIPC Net Operating Revenues	$ 5,671
2e. General Assessment @ .0025	$ 14.18

(to page 1, line 2.A.)

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

INNOVA SECURITIES, INC.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

SCHEDULE I

COMPUTATION OF NET CAPITAL COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Stockholders' Equity at December 31, 2014	$	9,023
Deductions and/or Charges Non-Allowable Assets		1,205
Net Capital	$	7,818

SCHEDULE II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum Net Capital Requirement	$	350
Minimum Net Capital Requirement of the Company	$	5,000
Net Capital Requirement (great of 1 or 2 above)	$	5,000
Excess Net Capital	$	2,818
Excess Net Capital at 10% of A.I. or 120% of Minimum Dollar Net Capital Requirement	$	1,818
Ratio of Aggregate Indebtedness to Net Capital		.20

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness Liabilities from Statement of Financial Condition	$	1500

SCHEDULE III

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital between this report and the corresponding computation prepared by the Company for inclusion in its unaudited Part II Focus Report as of December 31, 2014.

INNOVA SECURITIES, INC.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(2)(1).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2014	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
INNOVA Securities, Inc.
3703 Woodsman Court
Suitland, MD 20746-1376

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) INNOVA Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which INNOVA Securities, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) INNOVA Securities, Inc. stated that INNOVA Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. INNOVA Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about INNOVA Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

INNOVA℠

INNOVA Securities, Inc.
3703 Woodsman Court
Suitland, MD 20746-1376
TEL (301) 967-7368
FAX (301) 968-7176

Eric H. Pookrum, Esq.
Chief Executive Officer

February 24, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2014

Dear Mr. Richardson Jr.:

Please be advised that INNOVA Securities, Inc. ("INNOVA") has complied with Exemption Rule 15c3-3(k)(2)(ii), for the period of January 1, 2014 through December 31, 2014. INNOVA did not hold customer securities or funds at any time during this period and does business on a limited basis (exchange-traded directed commissions). INNOVA's recent business has been of a similar nature and has complied with this exemption since its inception.

He has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected INNOVA's compliance with this exemption.

Eric H. Pookrum, Esquire, the Chairman & CEO of INNOVA Securities, Inc., has made available to Edward Richardson Jr. all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

If you would like additional information or have any questions, feel free to call me directly at 301.967.7368.

Very truly yours,

Eric H. Pookrum, Esq.